HUNTON & WILLIAMS LLP
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1445 ROSS AVENUE
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DALLAS, TEXAS 75202-2799

TEL 214 • 979 • 3000
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ALAN KAILER
DIRECT DIAL: 214 • 468 • 3342
EMAIL: akailer@hunton.com

FILE NO:
October 13, 2009
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated
          Form 10-K for Fiscal Year Ended December 31, 2008, filed April 15, 2009
          Definitive Proxy Statement on Schedule 14A, filed April 15, 2009
          Form 10-Qs for Fiscal Quarters Ended March 31 and June 30, 2009
          filed May 15 and August 14, 2009
File No. 1-8303
Ladies and Gentlemen:
On behalf of The Hallwood Group Incorporated, a Delaware corporation (the “Company” or “Hallwood Group”), we are responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Anthony Gumbiner, dated September 24, 2009, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed April 15, 2009 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A, filed April 15, 2009 (the “Proxy Statement”) and the Form 10-Qs for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 15 and August 14, 2009, respectively (the “Form 10-Qs”).
For the convenience of the staff, we have repeated each comment prior to the response.
ATLANTA  AUSTIN  BANGKOK  BEIJING  BRUSSELS  CHARLOTTE  DALLAS  HOUSTON  LONDON  LOS ANGELES
McLEAN  MIAMI  NEW YORK  NORFOLK  RALEIGH  RICHMOND  SAN FRANCISCO  SINGAPORE  WASHINGTON
www.hunton.com

Securities and Exchange Commission
October 13, 2009

The Hallwood Group Incorporated Consolidated Financial StatementsForm 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 3
1.	Please ensure that your Business discussion includes all disclosure required by Item 101(h) of Regulation S-K, as applicable. For example, you have not discussed the sources and availability of raw materials and the names of any such suppliers. You should also explain the distribution methods of your products. Finally, you have not discussed your competitive position in the industry, outside of your risk factors. Please revise or advise.
In its future filings, the Company will provide additional disclosure on these items substantially as follows, to the extent applicable.
Raw Materials and Suppliers. The principal raw materials used by Brookwood include various untreated woven nylons, other fabrics, films, dyes and chemical compounds acquired primarily from U.S. suppliers.
Brookwood generally maintains relationships with a limited number of suppliers, however Brookwood believes that these raw materials are available from alternative suppliers if a supplier cannot meet Brookwood’s requirements. Brookwood’s significant suppliers include General Electric, Milliken & Company, Precision Fabrics Group, Inc, and Schneider Mills, Inc.
Sales and Distribution. Brookwood’s products are sold through its internal sales force in New York, Connecticut and California and a minimal network of independent sales representatives.
Substantially all products are sold to U.S. organizations, including various customers holding or participating in military contracts.
Competition. The textile market remains highly competitive. Competition is principally based on product development, design, price, quality and service. Brookwood’s ability to compete is enhanced by its in-house expertise and vertical integration of its product development, converting, finishing and laminating processes.

Securities and Exchange Commission
October 13, 2009

Risk Factors, page 6
2.	The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, on page 6, you use the subheading “Suppliers.” This subheading is not descriptive. Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies’ offering documents, they are probably too generic.
In its future filings, the Company will revise the subheadings to make them more specific and to reflect the risk described in the accompanying text.
Competition, page 8
3.	In the first full paragraph on page 9 you discuss your competitive advantages. Please eliminate the disclosure indicating your competitive advantages as it mitigates the point of the risk
The Company will eliminate this disclosure in its future filings.

Securities and Exchange Commission
October 13, 2009

Related Party Transactions, page 24
4.	You indicate that HIL and Mr. Gumbiner perform services for certain affiliated entities for which they receive consulting fees, bonuses, stock options, net profit interests or other forms of compensation and expenses. Please identify these affiliated entities and explain your affiliation with them, with a view to understanding why these forms of compensation have not been disclosed in your summary compensation table. We may have further comment upon receipt of your response.
Although historically, HIL and Mr. Gumbiner performed services for a number of affiliated entities accounted for under the equity method of accounting, in the three year period ended December 31, 2008 covered by the Form 10-K, HIL and Mr. Gumbiner received a consulting fee only from Hallwood Energy, L.P. (“Hallwood Energy”), which has been disclosed in footnote 1 to the Summary Compensation Table, and held a net profit interest only in Hallwood Energy. HIL and /or Mr. Gumbiner did not receive any cash value for the net profit interest in Hallwood Energy in the three year period ended December 31, 2008 and transferred this net profit interest to the primary secured lender to Hallwood Energy in June 2008 in connection with a loan restructuring by Hallwood Energy.
The Company will revise the disclosure in future filings accordingly.
Liquidity and Capital Resources, page 35
5.	Discuss your material commitments for capital expenditures for your textile operations, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.
Brookwood continuously evaluates opportunities to reduce production costs and expand its manufacturing capacity and portfolio of products. Accordingly, Brookwood incurs capital expenditures to pursue such opportunities, as well as for environmental and safety compliance, building upgrades, energy efficiencies, and various strategic objectives. In the three years ended December 31, 2008, Brookwood met its capital expenditure and equipment maintenance requirements from its operating cash flows and availability under its Working Capital Revolving Credit Facility with Key Bank.
At December 31, 2008, Brookwood did not have any material commitments for capital expenditures. Brookwood will continue to invest in its equipment and facilities as business requirements necessitate. It is anticipated that Brookwood’s future capital expenditure projects

Securities and Exchange Commission
October 13, 2009

will continue to be funded from operations and, if necessary, availability under its Working Capital Revolving Credit Facility. Brookwood estimates its 2009 capital expenditures will be within a range of $2,700,000 to $3,700,000.
The Company will incorporate this information and update, as applicable, the disclosure in its future filings.
Item 9A. Controls and Procedures
6.	We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.
The Company confirms that the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2008 was effective. The Company further confirms that it will, in future filings, refrain from characterizing this conclusion as management’s belief.
Exhibit 31.1
7.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please delete in paragraph 1 the parenthetical phrase “(the Registrant)”. Also, please include in paragraph 5 at the end of the introductory paragraph the language “(or person performing the equivalent functions).”
The Company will ensure that the certifications in future filings shall appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. The phrase “(the Registrant)” in paragraph 1 will be deleted and the language “(or persons performing the equivalent functions)” in paragraph 5 will be added.

Securities and Exchange Commission
October 13, 2009

Definitive Proxy Statement on Schedule 14A
Summary Compensation Table for 2008, page 7
8.	Footnote (1) indicates that the amount disclosed in the Salary column for Mr. Gumbiner reflects consulting fees paid by the Company to Hallwood Investments Limited but not for his services as director. Clarify whether he was compensated for his services as Chief Executive Officer of the company.
Mr. Gumbiner did not receive additional compensation for his services as Chief Executive Officer of the Company.
9.	We note in your disclosure in footnotes (2) and (3) you list expenses that the Company reimbursed Hallwood Investments Limited for including “certain other matters.” Please fully disclose all the specific expenses that constitute “certain other matters” or explain to us why you do not have to disclose them.
The references in footnotes (2) and (3) to “certain other matters” relate principally to travel costs to locations other than the Company’s United States headquarters’ office in Dallas, Texas and health insurance premiums. These travel costs would include trips to facilities operated by the Company’s principal operating subsidiary, Brookwood Companies Incorporated, and travel for other business purposes.
The Company will modify the disclosure in its future filings to clarify the nature of the expenses.
Potential Payments Upon Termination or Change in Control, page 8
10.	Please revise your discussion to include disclosure of how much Hallwood Investments Limited would receive each year and for how many years assuming a change of control occurred. Please ensure you include any other required payments that would continue even after a change of control, such as any payment for office space or other expenses that would continue after a change of control. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in tabular format so that investors may assess clearly the amount of compensation to be received. See section VI of the Securities Act Release 33-8732A and Item 402(q)(2) of Regulation S-K.

Securities and Exchange Commission
October 13, 2009

The financial consulting agreement between the Company and HIL was originally entered as of December 31, 1996 and had an original termination date of July 31, 1998. However, it provides that, unless either party terminates the agreement upon at least 30 days written notice, then at the end of each period it is to be continued for an additional one year period on the same terms and conditions. The Company may, however, terminate the agreement for (i) any act of dishonesty on the part of HIL resulting or intended to result directly or indirectly in personal gain or benefit at the expense of the Company or material damage of or to property of the Company; (ii) any act of fraud, misappropriation, embezzlement or willful misconduct by HIL or (iii) the willful breach or repeated, habitual neglect by HIL of its duties under the agreement. Therefore, if the agreement is terminated by the Company otherwise than for one of the permitted reasons or pursuant to a timely written notice of non-renewal of the contract, the Company would be required to pay the amounts to be paid under the contract for the remainder of the one year renewal term.
The consulting agreement does not contain any other provision that would require potential payments in the event of a termination or change of control. No other agreements exist between the Company and HIL or Mr. Gumbiner that would require potential payments in the event of termination or change in control.
The Company will add disclosure to this effect in future filings, as applicable.
Certain Relationships and Related Transaction, page 11
11.	We note your disclosure of related party transactions on page 24 of your Form 10-K concerning your transactions with Hallwood Investments Limited and a similar discussion in Note 15 to the Notes to Consolidated Financial Statements on page 79. Please revise your disclosure here to disclose your related transactions with Hallwood Investments Limited or tell us why you believe disclosure is not necessary. See Item 404(d)(1) of Regulation S-K.
The related party transactions and associated dollar amounts referred to on page 24 of the Form 10-K and Note 15 to the Notes to Consolidated Financial Statements are reflected in Footnote 2 and 3 to the Summary Compensation Table on page 7 of the Proxy Statement.
The disclosure in the section will be modified in future filings to cross reference to the disclosure and amounts reported in the Summary Compensation Table.

Securities and Exchange Commission
October 13, 2009

12.	Please provide the disclosure required by Item 404(d)(3) of Regulation S-K.
In future filings, the Company will include a statement under “Certain Relationships and Related Transactions” to the effect that 65.7% of the Company’s outstanding stock is held indirectly through a corporation owned by a family trust. Anthony J. Gumbiner and members of his family are discretionary beneficiaries of the family trust.
Form 10-Q’s for Fiscal Quarter Ended March 31 and June 30, 2009
13.	As applicable, please apply the above comments to your quarterly reports on Form 10-Q.
The Company will make these disclosures in its future filings beginning with the Form 10-Q for the period ended September 30, 2009.
The Company has acknowledged to us, and has authorized us to communicate to the staff the Company’s acknowledgement, that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 468-3342.
Sincerely,
W. Alan Kailer